UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND FOR THE SIX AND THREE-MONTH PERIOD ENDED JUNE 30, 2021

PRESENTED IN COMPARATIVE FORM

(Stated in millions of constant pesos – Note 3)

CONDENSED INTERIM FINANCIAL STATEMENTS

Legal Information		2
Condensed Interim Statement of Comprehensive Income (Loss)		3
Condensed Interim Statement of Financial Position		4
Condensed Interim Statement of Changes in Equity		6
Condensed Interim Statement of Cash Flows		7

Notes to the Condensed Interim Financial Statements:
1 |	General information	9
2 |	Regulatory framework	10
3 |	Basis of preparation	12
4 |	Accounting policies	13
5 |	Financial risk management	13
6 |	Critical accounting estimates and judgments	15
7 |	Contingencies and lawsuits	16
8 |	Revenue from sales and energy purchases	17
9 |	Expenses by nature	19
10 |	Other operating income (expense), net	20
11 |	Net financial costs	20
12 |	Basic and diluted loss per share	21
13 |	Property, plant and equipment	22
14 |	Right-of-use asset	24
15 |	Inventories	24
16 |	Other receivables	24
17 |	Trade receivables	25
18 |	Financial assets at amortized cost	25
19 |	Financial assets at fair value through profit or loss	26
20 |	Cash and cash equivalents	26
21 |	Share capital and additional paid-in capital	26
22 |	Allocation of profits	26
23 |	Trade payables	27
24 |	Other payables	27
25 |	Borrowings	28
26 |	Salaries and social security taxes payable	28
27 |	Income tax and deferred tax	29
28 |	Tax liabilities	30
29 |	Provisions	31
30 |	Related-party transactions	31
31 |	Ordinary and Extraordinary Shareholders’ Meeting	32
32 |	Termination of agreement on real estate asset	32
33 |	Change of control	33

Report on review of Condensed Interim Financial Statements

CONDENSED INTERIM FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Condensed Interim Financial Statements.

Terms	Definitions
BCRA	Central Bank of Argentina
BICE	Banco de Inversión y Comercio Exterior
BNA	Banco de la Nación Argentina
CABA	City of Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPD	Company’s Own Distribution Cost
CSJN	Supreme Court of Justice of Argentina
CTLL	Central Térmica Loma de la Lata S.A.
DNU	Executive Order issued on the grounds of Necessity and Urgency
EASA	Electricidad Argentina S.A.
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FIDUS	FIDUS Sociedad de Garantías Recíprocas
GWh	Gigawatt/hour
IAS	International Accounting Standards
IASB	International Accounting Standards Board
ICBC	Industrial and Commercial Bank of China
IEASA	Integración Energética Argentina S.A.
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IMF	International Monetary Fund
MEM	Wholesale Electricity Market
OSV	Orígenes Seguros de Vida S.A.
PBA	Province of Buenos Aires
PEN	Federal Executive Power
PESA	Pampa Energía S.A.
RDSA	Ribera Desarrollos S.A.
RECPAM	Gain (Loss) on exposure to the changes in the purchasing power of the currency
REM	Market Expectations Survey
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.
SEGBA	Servicios Eléctricos del Gran Buenos Aires S.A.
WHO	World Health Organization

1

CONDENSED INTERIM FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Av. del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

•	of the Articles of Incorporation: August 3, 1992
•	of the last amendment to the By-laws: May 28, 2007 – Note 31

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Empresa de Energía del Cono Sur S.A.

Legal address: 1252 Maipú Ave., 12th Floor - CABA

Main business of the parent company: Investment in Class “A” shares of edenor.

Interest held by the parent company in capital stock and votes: 51%

CAPITAL STRUCTURE

AS OF JUNE 30, 2021

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 21)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1)	Includes 31,134,420 and 31,380,871 treasury shares as of June 30, 2021 and December 31, 2020, respectively.
(2)	Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

2

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Comprehensive Income (Loss)

for the six and three-month period ended June 30, 2021

presented in comparative form

(Stated in millions of constant pesos – Note 3)

		Six months at		Three months at
	Note	06.30.21	06.30.20	06.30.21	06.30.20

Revenue	8	47,148	59,513	23,838	26,953
Energy purchases	8	(29,557)	(38,051)	(15,423)	(17,738)
Subtotal		17,591	21,462	8,415	9,215
Transmission and distribution expenses	9	(11,490)	(12,584)	(5,720)	(6,833)
Gross margin		6,101	8,878	2,695	2,382

Selling expenses	9	(5,035)	(6,817)	(2,332)	(4,120)
Administrative expenses	9	(3,089)	(2,835)	(1,618)	(1,523)
Other operating income	10	2,054	1,700	1,444	749
Other operating expense	10	(1,671)	(1,146)	(841)	(635)
Loss from interest in joint ventures		(3)	(1)	(3)	(1)
Operating profit		(1,643)	(221)	(655)	(3,148)

Financial income	11	22	18	6	6
Financial costs	11	(10,183)	(4,404)	(5,273)	(2,477)
Other financial costs	11	658	(2,123)	575	(935)
Net financial costs		(9,503)	(6,509)	(4,692)	(3,406)

Monetary gain (RECPAM)		11,473	4,891	5,468	2,231

Profit (Loss) before taxes		327	(1,839)	121	(4,323)

Income tax	27	(11,963)	(853)	(11,030)	490
Loss for the period		(11,636)	(2,692)	(10,909)	(3,833)

Comprehensive loss for the period attributable to:
Owners of the parent		(11,636)	(2,692)	(10,909)	(3,833)
Comprehensive loss for the period		(11,636)	(2,692)	(10,909)	(3,833)

Basic and diluted loss per share:
Loss per share (argentine pesos per share)	12	(13.30)	(3.08)	(12.47)	(4.38)

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

3

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Financial Position

as of June 30, 2021 presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	06.30.21	12.31.20
ASSETS
Non-current assets
Property, plant and equipment	13	158,688	156,428
Interest in joint ventures		8	14
Right-of-use asset	14	384	351
Other receivables	16	44	53
Financial assets at amortized cost	18	80	300
Total non-current assets		159,204	157,146

Current assets
Inventories	15	2,587	2,345
Other receivables	16	374	781
Trade receivables	17	17,330	17,721
Financial assets at amortized cost	18	242	97
Financial assets at fair value through profit or loss	19	4,599	2,782
Cash and cash equivalents	20	8,557	5,463
Total current assets		33,689	29,189
TOTAL ASSETS		192,893	186,335

4

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Financial Position

as of June 30, 2021 presented in comparative form (continued)

(Stated in millions of constant pesos – Note 3)

	Note	06.30.21	12.31.20
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	21	875	875
Adjustment to share capital	21	45,816	45,808
Treasury stock	21	31	31
Adjustment to treasury stock	21	979	987
Additional paid-in capital	21	636	631
Cost treasury stock		(3,823)	(3,823)
Legal reserve		3,232	3,232
Voluntary reserve		31,297	53,460
Other comprehensive loss		(273)	(273)
Accumulated losses		(11,636)	(22,163)
TOTAL EQUITY		67,134	78,765

LIABILITIES
Non-current liabilities
Trade payables	23	601	653
Other payables	24	8,019	7,871
Borrowings	25	9,379	10,345
Deferred revenue		1,453	1,842
Salaries and social security payable	26	401	381
Benefit plans		1,078	938
Deferred tax liability	27	40,726	29,691
Provisions	29	3,076	3,044
Total non-current liabilities		64,733	54,765
Current liabilities
Trade payables	23	50,994	41,348
Other payables	24	4,247	3,756
Borrowings	25	163	179
Derivative financial instruments		1	1
Deferred revenue		37	46
Salaries and social security payable	26	3,251	4,677
Benefit plans		84	105
Income tax payable	27	370	-
Tax liabilities	28	1,468	2,245
Provisions	29	411	448
Total current liabilities		61,026	52,805
TOTAL LIABILITIES		125,759	107,570

TOTAL LIABILITIES AND EQUITY		192,893	186,335

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

5

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Changes in Equity

for the six-month period ended June 30, 2021

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Share capital	Adjustment to share capital	Treasury stock	Adjustment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Voluntary reserve	Other reserve	Other comprehen- sive loss	Accumulated (losses) profits	Total equity
Balance at December 31, 2019	875	45,808	31	987	631	(3,823)	2,198	33,809	-	(368)	20,685	100,833

Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2020	-	-	-	-	-	-	1,034	19,651	-	-	(20,685)	-
Loss for the six-month period	-	-	-	-	-	-	-	-	-	-	(2,692)	(2,692)
Balance at June 30, 2020	875	45,808	31	987	631	(3,823)	3,232	53,460	-	(368)	(2,692)	98,141

Other comprehensive results	-	-	-	-	-	-	-	-	-	95	-	95
Loss for the six-month period	-	-	-	-	-	-	-	-	-	-	(19,471)	(19,471)
Balance at December 31, 2020	875	45,808	31	987	631	(3,823)	3,232	53,460	-	(273)	(22,163)	78,765

Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2021	-	-	-	-	-	-	-	(22,163)	-	-	22,163	-
Other Reserve Constitution - Share-bases compensation plan (Note 21)	-	-	-	-	-	-	-	-	5	-	-	5
Payment of Other Reserve Constitution - Share-based compensation plan (Note 21)	-	8	-	(8)	5	-	-	-	(5)	-	-	-
Loss for the six-month period	-	-	-	-	-	-	-	-	-	-	(11,636)	(11,636)
Balance at June 30, 2021	875	45,816	31	979	636	(3,823)	3,232	31,297	-	(273)	(11,636)	67,134

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

6

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Cash Flows

for the six-month period ended June 30, 2021

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	06.30.21	06.30.20
Cash flows from operating activities
Loss for the period		(11,636)	(2,692)

Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	13	3,772	4,101
Depreciation of right-of-use assets	14	276	190
Loss on disposals of property, plants and equipments	13	138	90
Net accrued interest	11	10,158	4,382
Income from customer surcharges	10	(851)	(929)
Exchange difference	11	919	2,056
Income tax	27	11,963	853
Allowance for the impairment of trade and other receivables, net of recovery	9	1,057	2,855
Adjustment to present value of receivables	11	62	112
Provision for contingencies	29	945	134
Changes in fair value of financial assets	11	(1,281)	(94)
Accrual of benefit plans	9	450	406
Recovery of provision for credit RDSA	11	(482)	-
Net gain from the cancelattion of Corporate Notes	11	(3)	(67)
Gain from interest in joint ventures		3	1
Income from non-reimbursable customer contributions	10	(20)	(7)
Termination of agreement on real estate asset		-	(16)
Other financial results		126	127
Monetary gain (RECPAM)		(11,473)	(4,891)
Changes in operating assets and liabilities:
Increase in trade receivables		(3,130)	(3,405)
Decrease (Increase) in other receivables		748	(324)
Increase in inventories		(303)	(210)
Increase in financial assets at amortized cost		(322)	-
Increase in deferred revenue		2	1,441
Decrease in trade payables		(3,033)	(3,160)
(Decrease) Increase in salaries and social security payable		(385)	19
Decrease in benefit plans		(14)	(320)
Decrease in tax liabilities		(884)	(604)
Increase (Decrease) in other payables		878	(107)
Derivative financial instruments payments		-	(398)
Decrease in provisions	29	(185)	(53)
Payment of income tax payable		-	(2,213)
Subtotal before variation in debt with CAMMESA		(2,505)	(2,723)
Increase in past due commercial debt with CAMMESA		13,435	13,660
Net cash flows generated by operating activities		10,930	10,937

7

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Cash Flows

for the six-month period ended June 30, 2021

presented in comparative form (continued)

(Stated in millions of constant pesos – Note 3)

	Note	06.30.21	06.30.20
Cash flows from investing activities
Payment of property, plants and equipments		(5,561)	(5,236)
Redemtion net of money market funds		(1,743)	4,808
Mutuum charges granted to third parties		5	39
Collection of receivables from sale of subsidiaries		-	6
Net cash flows used in investing activities		(7,299)	(383)

Cash flows from financing activities
Payment of borrowings		-	(1,215)
Payment of lease liability		(235)	(223)
Payment of interests from borrowings		(448)	(901)
Cancelattion of Corporate Notes		(18)	(248)
Net cash flows used in financing activities		(701)	(2,587)

Increase in cash and cash equivalents		2,930	7,967

Cash and cash equivalents at the beginning of period	20	5,463	698
Exchange differences in cash and cash equivalents		163	(113)
Result from exposure to inflation		1	(39)
Increase in cash and cash equivalents		2,930	7,967
Cash and cash equivalents at the end of the period	20	8,557	8,513

Supplemental cash flows information
Non-cash activities
Adquisition of advances to suppliers, property, plant and equipment through increased trade payables		(609)	(679)

Adquisition of advances to suppliers, right-of-use assets through increased trade payables		(309)	(132)

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

8

CONDENSED INTERIM FINANCIAL STATEMENTS
Note	1 | General information

Empresa Distribuidora y Comercializadora Norte S.A. (hereinafter “edenor” or “the Company”) is a corporation (sociedad anónima) organized under the laws of Argentina, with legal address at 6363 Av. Del Libertador Ave - City of Buenos Aires, Argentine Republic, whose shares are traded on the Buenos Aires Stock Exchange and the New York Stock Exchange (NYSE).

The corporate purpose of edenor is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by edenor or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

On December 28, 2020, Pampa Energía S.A., which was the parent company of edenor, entered into a share purchase and sale agreement, as the seller, with Empresa de Energía del Cono Sur S.A. The transaction was authorized by the ENRE on June 23, 2021. The transfer of all the Class A shares, representing 51% of the Company’s share capital and votes owned by Pampa Energía S.A., in favor of Empresa de Energía del Cono Sur S.A. was completed on June 30, 2021 (Note 33).

The Company’s economic and financial situation

The Company continues to record negative working capital, a situation which has been mainly exacerbated by the suspension of the electricity rate update since February 2019.

In this context, the recent issuance by the ENRE of Resolution No. 107/2021, which approves a 9% partial adjustment of electricity rates (See Note 2), is still insufficient to cover the Company’s economic and financial needs.

Despite the constant increase of operating costs and the increasing mismatch between costs and revenues, the investments necessary, both for the operation of the network and to maintain and even improve the quality of the service, have been made.

The economic activity of 2021 shows a slight recovery after the effect of the COVID-19 pandemic. However, the measures implemented by the Argentine Government in the last few days, due to the increase in the number of cases, will affect the recovery seen in the first quarter of the year.

This whole situation is aggravated by a complex and vulnerable economic context. Furthermore, due to the currency restrictions imposed by the BCRA that are public knowledge, the BCRA’s prior authorization is required for certain transactions, such as the Company’s transactions associated with the payment of imports of goods that are necessary for the provision of the service, and the payments to service the financial debt. These currency restrictions, or those to be implemented in the future, could affect the Company’s ability to access the MULC in order to acquire the foreign currency necessary to face its operating and financial obligations.

With regard to the Company, significant impacts were generated that affected the economic and financial equation caused by the freeze on electricity rates even further, such as the increase in delinquency rates and the decrease in demand, as a consequence of which the Company was forced to partially postpone payments to CAMMESA for energy purchased in the Wholesale Electricity Market (“MEM”) as from the maturities taking place in March 2020; payment obligations which have been partially regularized, but as of June 30, 2021 accumulate a past due principal balance of $ 17,919, plus interest and charges for $ 10,312.

9

CONDENSED INTERIM FINANCIAL STATEMENTS

Despite the previously detailed situation, it is worth pointing out that, in general terms, the quality of the electricity distribution service has been significantly improved, both in duration and frequency of power cuts. In view of the continuous increase of the costs associated with the provision of the service, as well as the need for additional investments to meet the demand, the Company, as previously mentioned, is analyzing different measures aimed at mitigating the negative effects of this situation on its financial structure, minimizing the impact on the sources of employment, the execution of the investment plan, and the carrying out of the essential operation, maintenance and improvement-related works that are necessary to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and safety.

Taking into consideration that the realization of the measures necessary to reverse the manifested negative trend depends on the occurrence of certain events that are not under the Company’s control, the Board of Directors has raised substantial doubt about edenor’s ability to continue as a going concern, which may result in the Company’s being obliged to defer certain payment obligations or unable to meet expectations for salary increases or the increases recorded in third-party costs.

Nevertheless, these condensed interim financial statements have been prepared assuming that the Company will continue to operate as a going concern and do not include the adjustments or reclassifications that might result from the outcome of these uncertainties.

Note	2 | Regulatory framework

At the date of issuance of these condensed interim financial statements, there exist the following changes with respect to the situation reported by the Company in the Financial Statements as of December 31, 2020:

On January 19, 2021, the Federal Government, the Province of Buenos Aires, and the City of Buenos Aires entered into the "Agreement on the joint exercise of the regulation and control of the public service of electricity distribution”, whereby they agreed that the transfer of jurisdiction process had not taken place and that the Federal Government retains both the ownership of the public service of electricity distribution in the concession areas of edenor and Edesur S.A., as well as the capacity as Grantor of the Concession in connection with the respective Concession Agreements. The aforementioned agreement was approved by Executive Order No. 292/2021 and Resolution No. 16/2021, respectively.

a)	Electricity rate situation

On March 5, 2021, by means of Resolution No. 53/2021, the ENRE called a Public Hearing to make known and listen to opinions on the distribution companies’ Transitional Tariff System mentioned in Note 2.b) to the Financial Statements as of December 31, 2020, with such Public Hearing being held in the framework of the Tariff Structure Review (RTI) Process and prior to defining the electricity rates to be applied by the referred to concession holders. On March 30, Mr. Ricardo Torres, executive director of edenor until June 30, 2021, made a presentation at the Public Hearing to discuss the transitional tariff adjustment of the Distribution, including revenue requirements and a new tariff structure proposal to cover the public service expenses and investment needs.

Furthermore, on March 31, 2021, by means of Resolution No. 78/2021, the ENRE approved the values of the Company’s electricity rate schedule, effective from the billing relating to the reading of meters subsequent to 12:00 AM on April 1, 2021, based on the MEM’s winter seasonal programming. It must be pointed out that such tariff increase affected only GUDI customers and reflected the increase of the seasonal price passed through to tariffs without affecting revenues from the Company’s Own Distribution Costs.

Moreover, on April 30, 2021, by means of Resolution No. 107/2021, and in the framework of the transitional tariff system, the ENRE authorized the application of a new electricity rate schedule, effective as from May 1, 2021, with a 9% increase. In view of the fact that such increase does not cover the increase requested by edenor, on June 15, 2021, an administrative appeal (recurso de alzada) was filed against such Resolution.

10

CONDENSED INTERIM FINANCIAL STATEMENTS

On May 11, 2021, by means of SE Resolution No. 408/2021, the Definitive Winter Seasonal Programming for the MEM submitted by CAMMESA, relating to the May 1-October 31, 2021 period, was approved.

b)	COVID-19-related effects

1.     Suspension of issuance of Debit Notes and Supplementary Statements: on February 18, 2021, by means of ENRE Resolution No. 37/2021, the Company was instructed both to suspend, on an immediate and temporary basis, the issuance of Debit Notes and Supplementary Statements (bills) in the terms of section 5 sub-section d) captions I, II and III of the Electric Power Supply Regulations (i.e. those issued when energy values have not been recorded or have been under-measured; those issued when events suggesting metering irregularities or the appropriation of energy by the user prove to be true; or those issued when direct connections are verified), and to refrain from suspending electricity supplies due to non-payment of the amounts arising from the recovery sought on the basis of such regulation, regardless of whether the users have made the pertinent claim, until the ENRE issues the regulations. Furthermore, the Company is instructed to submit a report on the number of bills for Non-recorded or under or over-recorded consumption, issued from March 1, 2020 to date, with no subsequent communications having been issued as of to date.

2.     System for the issuance of statements: on March 9, 2021, by means of ENRE Resolution No. 58/2021, distribution companies were instructed to issue the electric power public service statements (bills) solely with the amounts relating to the consumption of the billing period and to inform of the debts that have originated in or increased during the periods of the Preventive and Mandatory Social Isolation (ASPO) and the Preventive and Mandatory Social Distancing (DISPO) health measures.

c)	Framework Agreement

As of June 30, 2021, and by virtue of the Agreement described in Note 2.f) to the Financial Statements as of December 31, 2020, the Company received a first disbursement for $ 1,500, which, as indicated in the aforementioned agreement, will be specifically used for complying with the Preventive and Corrective Maintenance Work Plan for the Electricity Distribution Network. The Company may use the above-mentioned funds only after the ENRE has certified compliance with both the degree of completion of the works included in the referred to plan and the related financial milestones.

At the date of issuance of these condensed interim financial statements, the Company has used a total of $808.9, relating to the reports on progress of the works performed.

Note	3 | Basis of preparation

These condensed interim financial statements for the six-month period ended June 30, 2021:

i)	have been prepared in accordance with the provisions of IAS 34 “Interim Financial Reporting”, incorporated by the CNV;
ii)	have not been audited; they have been reviewed by the Independent Accountant in accordance with ISRE 2410, whose scope is substantially less than that of an audit performed in accordance with applicable auditing standards. The Company’s Management estimates that they include all the necessary adjustments to fairly present the results of operations for each period. The results of operations for the six-month period ended June 30, 2021 and its comparative period as of June 30, 2020 do not necessarily reflect the Company’s results in proportion to the full fiscal year. They were approved for issue by the Company’s Board of Directors on August 9, 2021;
iii)	are measured in pesos (the legal currency in Argentina) restated in accordance with that mentioned in this Note, which is also the presentation currency;
iv)	must be read together with the audited Financial Statements as of December 31, 2020 prepared under IFRS.

11

CONDENSED INTERIM FINANCIAL STATEMENTS

Comparative information

The balances as of December 31 and June 30, 2020, as the case may be, disclosed in these condensed interim financial statements for comparative purposes, arise as a result of restating the annual Financial Statements and the Condensed Interim Financial Statements as of those dates, respectively, to the purchasing power of the currency at June 30, 2021, as a consequence of the restatement of the financial information described hereunder. Furthermore, certain amounts of the financial statements presented in comparative form have been reclassified in order to maintain consistency of presentation with the amounts of the current periods (Note 4).

Restatement of financial information

The condensed interim financial statements, including the figures relating to the previous year/period, have been stated in terms of the measuring unit current at June 30, 2021, in accordance with IAS 29 “Financial reporting in hyperinflationary economies”, using the indexes published by the FACPCE. The inflation rate applied for the period between January 1, 2021 and June 30, 2021, was 25.2%.

Note	4 | Accounting policies

The accounting policies adopted for these condensed interim financial statements are consistent with those used in the Financial Statements for the last financial year, which ended on December 31, 2020.

Accounting standards, amendments and interpretations issued by the IASB in the last few years that are effective as of June 30, 2021 and have been adopted by the Company:

- Amendments to IFRS 9 “Financial instruments”, IAS 39 “Financial instruments: Presentation”, IFRS 7 “Financial Instruments: Disclosures”, IFRS 4 “Insurance contracts” and IFRS 16 “Leases” (amended in August 2020).

- Amendments to IFRS 16 “Leases”, in connection with rent concessions in the framework of the COVID-19 pandemic (amended in April 2021).

There are no new IFRS or IFRIC applicable as from this period that have a material impact on the Company’s condensed interim financial statements.

Note	5 | Financial risk management

Note	5.1 | Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a number of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

Additionally, the difficulty in obtaining financing in international or national markets could affect some of the Company’s business variables, such as interest rates, foreign currency exchange rates and the access to sources of financing.

With regard to the Company’s risk management policies, there have been no significant changes since the last fiscal year end.

12

CONDENSED INTERIM FINANCIAL STATEMENTS
a.	Market risks

i.	Currency risk

As of June 30, 2021 and December 31, 2020, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 06.30.21	Total 12.31.20

ASSETS
CURRENT ASSETS
Other receivables	USD	1	95.720	96	632
	JPY	-	0.862	-	56
Cash and cash equivalents	USD	13	95.720	1,244	1,792
TOTAL CURRENT ASSETS				1,340	2,480
TOTAL ASSETS				1,340	2,480

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	98	95.720	9,379	10,345
TOTAL NON-CURRENT LIABILITIES				9,379	10,345
CURRENT LIABILITIES
Trade payables	USD	9	95.720	861	1,205
Borrowings	USD	2	95.720	163	179
Other payables	USD	9	95.720	861	948
TOTAL CURRENT LIABILITIES				1,885	2,332
TOTAL LIABILITIES				11,264	12,677

(1)	The exchange rates used are the BNA exchange rates in effect as of June 30, 2021 for US Dollars (USD).

ii.	Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

13

CONDENSED INTERIM FINANCIAL STATEMENTS

The table below shows the Company’s financial assets and liabilities measured at fair value as of June 30, 2021 and December 31, 2020:

	LEVEL 1	LEVEL 2	TOTAL

At June 30, 2021
Assets
Financial assets at fair value through profit or loss:
Government bonds	2,598	-	2,598
Money market funds	2,001	-	2,001
Cash and cash equivalents:
Money market funds	6,958	-	6,958
Total assets	11,557	-	11,557

Liabilities
Derivative financial instruments	-	1	1
Total liabilities	-	1	1

At December 31, 2020
Assets
Financial assets at fair value through profit or loss:
Government bonds	2,782	-	2,782
Cash and cash equivalents
Money market funds	3,412	-	3,412
Total assets	6,194	-	6,194

Liabilities
Derivative financial instruments	-	1	1
Total liabilities	-	1	1

iii.	Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk is mainly related to its long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of June 30, 2021 and December 31, 2020 all the loans were obtained at fixed interest rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

Note	6 | Critical accounting estimates and judgments

The preparation of the condensed interim financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgment and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim financial statements.

14

CONDENSED INTERIM FINANCIAL STATEMENTS

In the preparation of these condensed interim financial statements, there were no changes in either the critical judgments made by the Company when applying its accounting policies or the sources of estimation uncertainty used with respect to those applied in the Financial Statements for the year ended December 31, 2020.

Note	7 | Contingencies and lawsuits

As of June 30, 2021, the provision for contingencies has been recorded to face situations existing at the end of each period that may result in a loss for the Company if one or more future events occurred or failed to occur.

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company in the Financial Statements as of December 31, 2020, except for the following.

- Federal Administration of Public Revenues (“AFIP”) – Difference in contribution rate to the Single Social Security System (“SUSS”) (executive order 814/2001) for fiscal periods 12/2011 to 11/2019

On July 6, 2021, the Company filed an appeal to the National Social Security Court of Appeals against AFIP Resolution No. 1740/2021 that dismissed the presentation made by edenor in relation to the assessment of a debt in connection with contributions to Argentina’s Integrated Social Security System, relating to the January 2017-June 2019 period, for differences detected due to the use of the rate set forth in Section 2 Sub-section B) 2001 (17%), when the applicable rate, according to the AFIP, is that mentioned in Section 2 Sub-section a) (21%), of Executive Order No. 814.

Additionally, on April 8, 2021, the Company was notified by the AFIP of a new resolution pursuant to which a debt had been assessed for the same concept, relating to the July 2019-November 2019 period.

This new notification, in adition to the one received on July 12, 2018 relating to the December 2011-December 2016 period, is still at administrative stage.

The Company’s Management believes that the application of the 17% rate is correct. In this regard, in accordance with the analysis performed, it is reasonable that “minority government-owned corporations (sociedades anónimas con simple participación estatal) governed by Law No. 19,550” be understood to mean all those corporations (sociedades anónimas) in which the government has a minority stake, whatever the reason why such stake has been acquired. Therefore, included therein are the shareholdings that the National Social Security Administration (“ANSES”) has in certain corporations, among which the Company is included.

On August 3, 2018, December 23, 2019, and April 21, 2021, the Company filed appeals against the three resolutions.

Under such conditions and in connection with the aforementioned AFIP’s assessment, in the Company’s opinion and that of its legal advisors, there exist sufficient and solid arguments to make its position prevail at the judicial stage. Consequently, no liabilities whatsoever have been recorded by the Company for this matter as of June 30, 2021.

15

CONDENSED INTERIM FINANCIAL STATEMENTS

- National Regulatory Authority for the Distribution of Electricity, Proceeding for the Determination of a Claim” (case file No. 16/2020)

On May 4, 2021, the Company was served notice of a complaint filed by the ENRE in connection with edenor‘s compliance with captions 9.2.1 and 9.2.2 of the “Agreement on the Renegotiation of the Concession Agreement” for differences arising from the date of payment of certain penalties included therein.

At the date of issuance of these condensed interim financial statements, the Company has answered the complaint, with the case being currently in process.

The Company believes that it has sufficient authority under the Agreement on the Renegotiation of the Concession Agreement to support the payment made under such conditions and considers it to be in compliance with the law, to have an extinguishing effect and to have implied no damage to the users. In this regard, the Company and its legal advisors believe that there exist sufficient and solid arguments to make its position prevail at the judicial stage; therefore, no liabilities whatsoever for this concept have been recorded as of June 30, 2021.

Note	8 | Revenue from sales and energy purchases

We provide below a brief description of the main services provided by the Company:

Sales of electricity

Small demand segment: Residential use and public lighting (T1)	Relates to the highest demand average recorded over 15 consecutive minutes that is less than 10 kilowatts. In turn, this segment is subdivided into different residential categories based on consumption. This segment also includes a category for public lighting. Users are categorized by the Company according to their consumption.
Medium demand segment: Commercial and industrial customers (T2)	Relates to the highest demand average recorded over 15 consecutive minutes that is equal to or greater than 10 Kilowatts but less than 50 Kilowatts. The Company agrees with the user the supply capacity.
Large demand segment (T3)	Relates to the highest demand average recorded over 15 consecutive minutes that is greater than 50 Kilowatts. In turn, this segment is subdivided into categories according to the supply voltage -low, medium or high-, from voltages of up to 1 Kilovolt to voltages greater than 66 Kilovolts.
Other: (Shantytowns/ Wheeling system)	Revenue is recognized to the extent that a renewal of the Framework Agreement has been formalized for the period in which the service was accrued. In the case of the service related to the Wheeling system, revenue is recognized when the Company allows third parties (generators and large users) to access to the available transmission capacity within its distribution system upon payment of a wheeling fee.

Other services

Right of use of poles	Revenue is recognized to the extent that the rental value of the right of use of the poles used by the Company’s electricity network has been agreed upon for the benefit of third parties.
Connection and reconnection charges	Relate to revenue accrued for the carrying out of the electricity supply connection of new customers or the reconnection of already existing users.

16

CONDENSED INTERIM FINANCIAL STATEMENTS

Energy purchases

Energy purchase	The Company bills its users the cost of its purchases of energy, which includes charges for purchases of energy and power. The Company purchases electric power at seasonal prices approved by the ENRE. The price of the Company’s electric power reflects the costs of transmission and other regulatory charges.
Energy losses	Energy losses are equivalent to the difference between energy purchased and energy sold. These losses can be classified into technical and non-technical losses. Technical losses represent the energy lost during transmission and distribution within the network as a consequence of the natural heating of the conductors and transformers that carry electricity from power generation plants to users. Non-technical losses represent the remainder of the Company’s energy losses and are mainly due to the illegal use of its services or the theft of energy. Energy losses require that the Company purchase additional energy in order to meet the demand and its Concession Agreement allows it to recover from its users the cost of these purchases up to a loss factor specified in its concession for each rate category. The current loss factor recognized in the tariff by virtue of its concession amounts to approximately 9.1%.

	06.30.21		06.30.20
	GWh	$	GWh	$
Sales of electricity
Small demand segment: Residential use and public lighting (T1)	6,085	28,393	5,746	36,955
Medium demand segment: Commercial and industrial (T2)	711	5,287	700	7,115
Large demand segment (T3)	1,714	11,150	1,614	13,394
Other: (Shantytowns/Wheeling system)	2,164	2,044	1,934	1,770
Subtotal - Sales of electricity	10,674	46,874	9,994	59,234

Other services
Right of use of poles		247		239
Connection and reconnection charges		27		40
Subtotal - Other services		274		279

Total - Revenue		47,148		59,513

	06.30.21		06.30.20
	GWh	$	GWh	$

Energy purchases (1)	12,947	(29,557)	12,278	(38,051)

(1)	As of June 30, 2021 and 2020, includes technical and non-technical energy losses for 2,273 GWh and 2,284 GWh, respectively.

17

CONDENSED INTERIM FINANCIAL STATEMENTS
Note	9 | Expenses by nature

The detail of expenses by nature is as follows:

Expenses by nature at 06.30.21
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	4,609	740	1,073	6,422
Pension plans	323	52	75	450
Communications expenses	117	245	-	362
Allowance for the impairment of trade and other receivables	-	1,057	-	1,057
Supplies consumption	813	-	96	909
Leases and insurance	-	1	206	207
Security service	168	12	66	246
Fees and remuneration for services	2,188	1,247	948	4,383
Public relations and marketing	-	5	-	5
Advertising and sponsorship	-	2	-	2
Depreciation of property, plants and equipments	2,967	442	363	3,772
Depreciation of right-of-use asset	28	55	193	276
Directors and Supervisory Committee members’ fees	-	-	18	18
ENRE penalties	277	526	-	803
Taxes and charges	-	651	35	686
Other	-	-	16	16
At 06.30.21	11,490	5,035	3,089	19,614

(1)	Includes recovery of technical service quality-related penalties for $ 286.

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of June 30, 2021 for $ 882.9.

Expenses by nature at 06.30.20
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	4,948	784	1,020	6,752
Pension plans	298	47	61	406
Communications expenses	81	283	-	364
Allowance for the impairment of trade and other receivables	-	2,855	-	2,855
Supplies consumption	1,245	-	110	1,355
Leases and insurance	-	-	188	188
Security service	170	27	18	215
Fees and remuneration for services	2,343	1,187	814	4,344
Public relations and marketing	-	-	18	18
Advertising and sponsorship	-	-	9	9
Reimbursements to personnel	-	-	1	1
Depreciation of property, plants and equipments	3,226	481	394	4,101
Depreciation of right-of-use asset	19	38	133	190
Directors and Supervisory Committee members’ fees	-	-	22	22
ENRE penalties (2)	254	233	-	487
Taxes and charges	-	882	41	923
Other	-	-	6	6
At 06.30.20	12,584	6,817	2,835	22,236

(2)	Includes recovery of technical service quality-related penalties for $ 549.8.

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of June 30, 2020 for $ 889.3.

18

CONDENSED INTERIM FINANCIAL STATEMENTS
Note	10 | Other operating income (expense), net

	Note	06.30.21	06.30.20
Other operating income
Income from customer surcharges		851	929
Commissions on municipal taxes collection		154	129
Fines to suppliers		28	71
Services provided to third parties		113	164
Related parties	30.a	-	63
Recovery of provision for contingences		-	281
Income from non-reimbursable customer contributions		20	7
Expense recovery		26	-
Construction plan Framework agreement	2.c	809	-
Other		53	56
Total other operating income		2,054	1,700

Other operating expense
Gratifications for services		(86)	(38)
Cost for services provided to third parties		(32)	(59)
Severance paid		(14)	(14)
Debit and Credit Tax		(434)	(519)
Provision for contingencies		(945)	(415)
Disposals of property, plant and equipment		(138)	(90)
Other		(22)	(11)
Total other operating expense		(1,671)	(1,146)

Note	11 | Net financial costs

	06.30.21	06.30.20
Financial income
Financial interest	22	18
Total financial income	22	18

Financial costs
Commercial interest	(7,828)	(2,022)
Interest and other	(2,350)	(2,270)
Fiscal interest	(2)	(108)
Bank fees and expenses	(3)	(4)
Total financial costs	(10,183)	(4,404)

Other financial results
Changes in fair value of financial assets	1,281	94
Net gain from the cancelattion of Corporate Notes	3	67
Exchange differences	(919)	(2,056)
Adjustment to present value of receivables	(62)	(112)
Recovery of provision for credit RDSA (Note 32)	482	-
Other financial costs	(127)	(116)
Total other financial costs	658	(2,123)
Total net financial costs	(9,503)	(6,509)

19

CONDENSED INTERIM FINANCIAL STATEMENTS
Note	12 | Basic and diluted (loss) profit per share

Basic

The basic loss per share is calculated by dividing the loss attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of June 30, 2021 and 2020, excluding common shares purchased by the Company and held as treasury shares.

The basic loss per share coincides with the diluted loss per share, inasmuch as there exist neither preferred shares nor Corporate Notes convertible into common shares.

	06.30.21	06.30.20
Loss for the period attributable to the owners of the Company	(11,636)	(2,692)
Weighted average number of common shares outstanding	875	875
Basic and diluted loss per share – in pesos	(13.30)	(3.08)

20

CONDENSED INTERIM FINANCIAL STATEMENTS
Note	13 | Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.20
Cost	4,565	39,408	100,403	43,875	7,853	35,117	404	231,625
Accumulated depreciation	(896)	(13,188)	(38,818)	(17,154)	(5,141)	-	-	(75,197)
Net amount	3,669	26,220	61,585	26,721	2,712	35,117	404	156,428

Additions	9	1	24	189	585	5,224	138	6,170
Disposals	(6)	-	(13)	(117)	(2)	-	-	(138)
Transfers	131	1,556	2,624	983	186	(5,513)	33	-
Depreciation for the period	(58)	(716)	(1,753)	(897)	(348)	-	-	(3,772)
Net amount 06.30.21	3,745	27,061	62,467	26,879	3,133	34,828	575	158,688

At 06.30.21
Cost	4,698	40,965	102,971	44,866	8,613	34,828	575	237,516
Accumulated depreciation	(953)	(13,904)	(40,504)	(17,987)	(5,480)	-	-	(78,828)
Net amount	3,745	27,061	62,467	26,879	3,133	34,828	575	158,688

•	During the period ended June 30, 2021, the Company capitalized as direct own costs $ 882.9.

21

CONDENSED INTERIM FINANCIAL STATEMENTS

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.19
Cost	4,077	37,565	106,944	45,565	6,819	38,532	414	239,916
Accumulated depreciation	(780)	(11,698)	(35,172)	(15,268)	(4,317)	-	-	(67,235)
Net amount	3,297	25,867	71,772	30,297	2,502	38,532	414	172,681

Additions	11	1,393	23	115	218	4,024	131	5,915
Disposals	-	(2)	(17)	(71)	-	-	-	(90)
Transfers	226	4,341	3,397	2,855	228	(10,907)	(140)	-
Depreciation for the period	(49)	(696)	(1,911)	(963)	(482)	-	-	(4,101)
Net amount 06.30.20	3,485	30,903	73,264	32,233	2,466	31,649	405	174,405

At 06.30.20
Cost	4,316	43,294	110,267	48,439	7,265	31,649	405	245,635
Accumulated depreciation	(831)	(12,391)	(37,003)	(16,206)	(4,799)	-	-	(71,230)
Net amount	3,485	30,903	73,264	32,233	2,466	31,649	405	174,405

•	During the period ended June 30, 2020, the Company capitalized as direct own costs $ 889.3.

22

CONDENSED INTERIM FINANCIAL STATEMENTS
Note	14 | Right-of-use asset

The leases recognized as right-of-use assets in accordance with IFRS 16 are disclosed below:

	06.30.21	12.31.20
Total right-of-use asset by leases	384	351

The development of right-of-use assets is as follows:

	06.30.21	06.30.20
Balance at beginning of period	351	445
Additions	309	132
Depreciation for the period	(276)	(190)
Balance at end of the period	384	387

Note	15 | Inventories

	06.30.21	12.31.20

Supplies and spare-parts	2,586	2,302
Advance to suppliers	1	43
Total inventories	2,587	2,345

Note	16 | Other receivables

	Note	06.30.21	12.31.20
Non-current:
Credit for Real estate asset	32	32	2,694
Financial credit		9	17
Related parties	30.d	3	4
Allowance for the impairment of other receivables		-	(2,662)
Total non-current		44	53

Current:
Credit for Real estate asset	32	22	45
Judicial deposits		72	96
Security deposits		47	48
Prepaid expenses		129	53
Advances to personnel		2	3
Financial credit		14	23
Advances to suppliers		36	91
Tax credits		23	408
Related parties	30.d	1	23
Other		2	1
Subtotal		348	791

Debtors for complementary activities		102	86
Allowance for the impairment of other receivables		(76)	(96)
Total current		374	781

The value of the Company’s other financial receivables approximates their fair value.

23

CONDENSED INTERIM FINANCIAL STATEMENTS

The other non-current receivables are measured at amortized cost, which does not differ significantly from their fair value.

The roll forward of the allowance for the impairment of other receivables is as follows:

	06.30.21	06.30.20
Balance at beginning of period	2,758	3,735
Increase	3	68
Decrease	(1,726)	-
Result from exposure to inlfation	(473)	(449)
Recovery	(486)	(99)
Balance at end of the period	76	3,255

Note	17 | Trade receivables

	06.30.21	06.30.20
Current:
Sales of electricity – Billed	13,301	15,408
Framework Agreement (1)	9	11
Receivables in litigation	295	375
Allowance for the impairment of trade receivables	(5,418)	(5,766)
Subtotal	8,187	10,028

Sales of electricity – Unbilled	8,358	7,278
PBA & CABA government credit	783	412
Fee payable for the expansion of the transportation and others	2	3
Total current	17,330	17,721

(1)	Additionally, as disclosed in Note 2.f) to the Financial Statements as of December 31, 2020, the Province of Buenos Aires and the Federal Government have a debt with the Company, for the consumption of electricity by low-income neighborhoods and shantytowns. The indicated amount does not include interest and no revenue for this concept has been recognized by the Company.

The value of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	06.30.21	06.30.20
Balance at beginning of the period	5,766	2,636
Increase	1,058	2,886
Decrease	(110)	(475)
Result from exposure to inlfation	(1,296)	(342)
Balance at end of the period	5,418	4,705

Note	18 | Financial assets at amortized cost

	06.30.21	12.31.20
Non-current
Government bonds	80	300

Current
Government bonds	242	97

24

CONDENSED INTERIM FINANCIAL STATEMENTS
Note	19 | Financial assets at fair value through profit or loss

	06.30.21	12.31.20

Current
Government bonds	2,598	2,782
Money market funds	2,001	-
Total current	4,599	2,782

Note	20 | Cash and cash equivalents

	06.30.21	12.31.20	06.30.20
Cash and banks	1,599	2,051	3,670
Money market funds	6,958	3,412	4,843
Total cash and cash equivalents	8,557	5,463	8,513

(1)	As of June 30, 2021, $691 is restricted for its use as stipulated in the Agreement on the Development of the Preventive and Corrective Maintenance Work Plan for the Electricity Distribution Network of the Metropolitan Area. Note 2.c).

Note	21 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total
Balance at December 31, 2019 and 2020	47,701	631	48,332

Payment of Other reserve constitution - Share-bases compensation plan (Note 21)	-	5	5
Balance at June 30, 2021	47,701	636	48,337

As of June 30, 2021, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

On April 15, 2021, the Company awarded, as part of the Share-based Compensation Plan, 246,451 treasury shares to executive directors, managers and other personnel holding key executive positions in the Company.

Note	22 | Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and the negative covenants established by the Corporate Notes program.

If the Company’s Debt Ratio were higher than 3, the negative covenants included in the Corporate Notes program, which establish, among other issues, the Company’s impossibility to make certain payments, such as dividends, would apply.

Additionally, in accordance with Title IV, Chapter III, section 3.11.c of the CNV, the amounts subject to distribution will be restricted to the amount equivalent to the acquisition cost of the Company’s own shares.

25

CONDENSED INTERIM FINANCIAL STATEMENTS
Note	23 | Trade payables

	06.30.21	12.31.20
Non-current
Customer guarantees	316	344
Customer contributions	285	309
Total non-current	601	653

Current
Payables for purchase of electricity - CAMMESA	34,632	27,228
Provision for unbilled electricity purchases - CAMMESA	9,697	7,871
Suppliers	6,122	5,710
Advance to customer	475	452
Customer contributions	31	40
Discounts to customers	37	47
Total current	50,994	41,348

The fair values of non-current customer contributions as of June 30, 2021 and December 31, 2020 amount to $ 51.0 and $ 53.6, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a representative market rate for this type of transactions. The applicable fair value category is Level 3.

The value of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note	24 | Other payables

	Note	06.30.21	12.31.20
Non-current
ENRE penalties and discounts		7,939	7,795
Financial Lease Liability(1)		80	76
Total Non-current		8,019	7,871

Current
ENRE penalties and discounts		3,197	3,350
Construction plan Framework agreement	2.c	691	-
Related parties	30.d	10	18
Advances for works to be performed		13	16
Financial Lease Liability (1)		335	371
Other		1	1
Total Current		4,247	3,756

The value of the Company’s other financial payables approximates their fair value.

(1)	The development of the financial lease liability is as follows:

	06.30.21	06.30.20
Balance at beginning of period	447	378
Increase	309	132
Payments	(500)	(223)
Exchange difference and gain on net monetary position	159	242
Balance at end of the period	415	529

26

CONDENSED INTERIM FINANCIAL STATEMENTS
Note	25 | Borrowings

	06.30.21	12.31.20
Non-current
Corporate notes (1)	9,379	10,345

Current
Interest from corporate notes	163	179

(1)	Net of debt issuance, repurchase and redemption expenses.

The fair values of the Company’s non-current borrowings as of June 30, 2021 and December 31, 2020 amount approximately to $ 8,183 and $ 8,488.8, respectively. Such values were determined on the basis of the estimated market price of the Company’s Corporate Notes at the end of each period. The applicable fair value category is Level 1.

On July 16, 2021, within the framework of the change of control of the Company (Note 33), and as provided for in article 10.3 of the class 9 Corporate Notes prospectus, which provides that each holder of these instruments will be entitled to require that the Company repurchase all or any part thereof by submitting an Offer due to Change of Control, the Company’s Board of Directors approved and informed the markets of the launching of the consent solicitation for consents of the holders of Corporate Notes due 2022.

In this regard, on July 30, 2021, the Company, given the majority support of the holders, obtained approval of the consent solicitation issued on July 16. Thus, edenor maintains the financial terms set forth in the respective Corporate Notes.

Moreover, in the month of April, 2021, the Company paid class 9 Corporate Notes for a total of USD 110,000 nominal value, equivalent to $ 10.5, received as collection of receivables.

Note	26 | Salaries and social security taxes payable

	06.30.21	12.31.20
Non-current
Early retirements payable	7	30
Seniority-based bonus	394	351
Total non-current	401	381

Current
Salaries payable and provisions	2,891	4,300
Social security payable	332	344
Early retirements payable	28	33
Total current	3,251	4,677

The value of the Company’s salaries and social security taxes payable approximates their fair value.

27

CONDENSED INTERIM FINANCIAL STATEMENTS
Note	27 | Income tax and deferred tax

The detail of deferred tax assets and liabilities is as follows:

	06.30.21	12.31.20
Deferred tax assets
Tax loss carry forward	-	310
Trade receivables and other receivables	2,011	1,692
Trade payables and other payables	1,086	849
Salaries and social security payable	470	320
Benefit plans	88	95
Tax liabilities	45	23
Provisions	1,255	1,024
Deferred tax asset	4,955	4,313

Deferred tax liabilities
Property, plants and equipments	(40,985)	(29,283)
Financial assets at fair value through profit or loss	(522)	(373)
Borrowings	(2)	(3)
Adjustment effect on tax inflation	(4,172)	(4,345)
Deferred tax liability	(45,681)	(34,004)

Net deferred tax liability	(40,726)	(29,691)

The detail of the income tax expense for the period includes two effects: (i) the current tax for the year payable in accordance with the tax legislation applicable to the Company; (ii) the effect of applying the deferred tax method on the temporary differences arising from the valuation of assets and liabilities in accordance with tax and accounting criteria.

On June 16, 2021, by means of Law No. 27,630, a change, among other measures, was introduced in the corporate income tax rate, applicable to fiscal years beginning from January 1, 2021. The tax will be determined according to the following scale:

Accumulated net taxable income		Amount to be paid $	Plus %	On the amount exceeding $
From more than $	To $
$ 0	$ 5	$ 0	25%	$ 0
$ 5	$ 50	$ 1,25	30%	$ 5
$ 50	onwards	$ 14,75	35%	$ 50

The amounts of the detailed scale will be adjusted annually, beginning January 1, 2022, taking into consideration the annual variation of the Consumer Price Index (CPI) provided by the National Institute of Statistics and Census (INDEC).

Based on the volume of its transactions and the taxable result for the period, the Company applied the 35% rate to calculate the current Income tax expense and determine the deferred tax assets and liabilities.

28

CONDENSED INTERIM FINANCIAL STATEMENTS

The detail of the income tax expense is as follows:

	06.30.21	06.30.20
Deferred tax	(3,786)	(1,163)
Change in the income tax rate	(7,473)	951
Current tax	(928)	(551)
Difference between provision and tax return	224	(90)
Income tax expense	(11,963)	(853)

	06.30.21	06.30.20
Profit for the period before taxes	327	(1,839)
Applicable tax rate	35%	30%
Result for the period at the tax rate	(114)	552
Loss on net monetary position	(1,666)	(762)
Adjustment effect on tax inflation	(2,913)	(1,410)
Income tax expense	(21)	(94)
Difference between provision and tax return	224	(90)
Change in the income tax rate	(7,473)	951
Income tax expense	(11,963)	(853)

The detail of the income tax payable is as follows:

	06.30.21	12.31.20
Current
Provision of income tax payable	928	-
Tax withholdings	(558)	-
Total current	370	-

Note	28 | Tax liabilities

	06.30.21	12.31.20
Non-current
Current
Provincial, municipal and federal contributions and taxes	305	574
VAT payable	791	1,153
Tax withholdings	185	214
SUSS withholdings	11	13
Municipal taxes	176	291
Total current	1,468	2,245

29

CONDENSED INTERIM FINANCIAL STATEMENTS
Note	29 | Provisions

	Non-current liabilities	Current liabilities
	Contingencies
At 12.31.20	3,044	448

Increases	698	247
Decreases	-	(185)
Result from exposure to inflation for the period	(666)	(99)
At 06.30.21	3,076	411

At 12.31.19	3,516	365
Increases	279	27
Decreases	(75)	22
Recovery	(172)	-
Result from exposure to inflation for the period	(415)	(45)
At 06.30.20	3,133	369

Note	30 | Related-party transactions

The following transactions were carried out with related parties:

a.	Income

Company	Concept	06.30.21	06.30.20

PESA	Impact study	-	4
SACDE	Reimbursement expenses	-	59
		-	63

b.	Expense

Company	Concept	06.30.21	06.30.20

PESA	Technical advisory services on financial matters	-	(127)
SACME	Operation and oversight of the electric power transmission system	(59)	(73)
OSV	Hiring life insurance for staff	-	(17)
SB&WM Abogados	Legal fees	(5)	-
FIDUS	Legal fees	-	(5)
ABELOVICH, POLANO& ASOC.	Legal fees	(1)	(1)
		(65)	(223)

c.	Key Management personnel’s remuneration

	06.30.21	06.30.20

Salaries	341	207

30

CONDENSED INTERIM FINANCIAL STATEMENTS

The balances with related parties are as follow:

d.	Receivables and payables

	06.30.21	12.31.20
Other receivables - Non current
SACME	3	4

Other receivables - Current
FIDUS SGR	-	22
SACME	1	1
	1	23

Other payables
SACME	(10)	(18)

(*) Balances held and transactions carried out as of December 31 and June 30, 2020, respectively, with the companies that comprised the Company’s former controlling economic group (Pampa Energía S.A.) are disclosed for comparative purposes.

Note	31 | Ordinary and Extraordinary Shareholders’ Meeting

The Company Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2021 resolved, among other issues, the following:

-	To approve edenor’s Annual Report and Financial Statements as of December 31, 2020;
-	To allocate the $ 17,698 loss for the year ended December 31, 2020 (at the purchasing power of the currency at June 30, 2021 amounts to $ 22,163) to the partial absorption of the Discretionary reserve, under the terms of section 70, 3rd paragraph, of Business Organizations Law No. 19,550.
-	To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations;
-	To appoint the authorities and the external auditors for the current fiscal year.

Note	32 | Termination of agreement on real estate asset

With regard to the real estate asset to be constructed, acquired by the Company in November 2015, the subsequent termination of the agreement due to RDSA’s default in August 2018 and the respective legal actions brought by the Company against the seller and the insurance company, and with respect to the settlement agreement dated September 30, 2019 that the Company entered into with Aseguradora de Cauciones S.A., at the date of issuance of these condensed interim financial statements there are no significant changes with respect to the situation reported by the Company in the Financial Statements as of December 31, 2020, except for the following:

In the months of April and July, 2021, the Company received an additional payment for USD 200,000 relating to the USD 1 million receivable resulting from the agreement with Aseguradora de Cauciones S.A., with the remaining balance thus amounting to USD 430,000, which will be collected in three quarterly installments according to the new payment schedule agreed upon between the Company and the insurance company.

Furthermore, as of June 30, 2021, a gain has been recognized on recovery of allowance for $ 482, which is disclosed in Other financial income (costs), resulting from edenor’s acceptance of the “Offer for the Assignment of the Claim in litigation” made by Creaurban S.A.

31

CONDENSED INTERIM FINANCIAL STATEMENTS
Note	33 | Change of control

On December 28, 2020, Pampa Energía S.A., the holder of 100% of edenor’s Class A shares, representing 51% of edenor‘s share capital, entered into a share purchase and sale agreement, as the seller, with Empresa de Energía del Cono Sur S.A.

By virtue of such agreement, Pampa Energía agreed, subject to certain conditions precedent such as the approval of both its shareholders’ meeting and the ENRE, to sell control of edenor by transferring all the Class A Shares and votes in edenor.

In this regard, on February 17, 2021, the Shareholders’ meeting of Pampa Energía approved the referred to transaction.

On June 23, 2021, by means of Resolution No. 207/2021, the ENRE authorized Pampa Energía S.A. to transfer all the Class A shares, representing 51% of the Company’s share capital and votes, to Empresa de Energía del Cono Sur S.A. in accordance with the share purchase and sale agreement entered into on December 28, 2020.

The transfer of all the Class A shares, representing 51% of the Company’s share capital and votes owned by Pampa Energía S.A., in favor of Empresa de Energía del Cono Sur S.A. was completed shortly afterwards on June 30, 2021,

Within this context, after the aforementioned transfer, the Class A Directors tendered resignation; therefore, to fill the vacancies, the Company’s Supervisory Committee appointed Messrs. Neil A. Bleasdale (Chairman), Esteban Macek (Vice-Chairman), Nicolás Mallo Huergo, Eduardo Vila, Edgardo Volosin, Federico Zin and Mariano C. Lucero as Directors and Messrs. Hugo Quevedo, Mariano C. Libarona, Daniel O. Seppacuercia, Diego Hernán Pino, Sebastián Álvarez and María Teresa Grieco as Alternate Directors.

Finally, as required by the regulations in effect and within the time periods set forth therein, Empresa de Energía del Cono Sur S.A. will announce the launching of a mandatory Public Tender Offer to all the holders of Class B and Class C common shares issued by the Company, including the holders of ADS in respect of the underlying Class B common shares, in accordance with the provisions of General Resolution No. 779/2018 of the National Securities Commission.

NEIL BLEASDALE
Chairman

32

Free translation from the original in Spanish for publication in Argentina

REPORT ON CONDENSED INTERIM FINANCIAL STATEMENTS’ REVIEW

To the Shareholders, President and Directors

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

Legal address: Avenida del Libertador 6363

Autonomous City of Buenos Aires

Tax Code No. 30-65511620-2

Introduction

We have reviewed the condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter “Edenor S.A.” or “the Company”) including the condensed interim statement of financial position as of June 30, 2021, the related condensed interim statement of comprehensive income for the six and three months period ended June 30, 2021, the related condensed interim statements of changes in equity and cash flows for the six months period then ended and the complementary selected notes.

The balances and other information related to fiscal year 2020 and its interim periods, are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Board of Directors’ responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these financial statements, under International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), as the applicable accounting framework and incorporated by the National Securities Commission (CNV) to its standards, as they were approved by the International Accounting Standards Board (IASB), and, therefore, it is responsible for the preparation and presentation of the condensed interim financial statements mentioned in the first paragraph in accordance with IAS 34 “Interim financial information”.

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - Ciudad de Buenos Aires

T: +(54.11) 4850.6000, F: +(54.11) 4850.6100, www.pwc.com/ar

Price Waterhouse & Co. S.R.L. es una firma miembro de la red global de PricewaterhouseCoopers International Limited (PwCIL). Cada una
de las firmas es una entidad legal separada que no actúa como mandataria de PwCIL ni de cualquier otra firma miembro de la red.

33

Auditors’ responsibility

Our review was limited to the application of the procedures established in International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, which was adopted as review standard in Argentina through Technical Pronouncement No. 33 of the FACPCE as was approved by International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists in making inquiries of Company staff responsible for the preparation of the information included in the condensed interim financial statements and the application of analytical procedures and other review procedures. This review is substantially less in scope than an audit in accordance of International Standards on Auditing, consequently, this review does not allow us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express any opinion on the financial position, comprehensive income and cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with IAS 34.

Emphasis of matter paragraph

Without qualifying our opinion, we draw the attention to the situation explained in Note 1 in relation to the economic and financial situation of Edenor S.A. The Company’s current economic and financial situation raises substantial doubt about its ability to continue as a going concern.

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - Ciudad de Buenos Aires

T: +(54.11) 4850.6000, F: +(54.11) 4850.6100, www.pwc.com/ar

Price Waterhouse & Co. S.R.L. es una firma miembro de la red global de PricewaterhouseCoopers International Limited (PwCIL). Cada una
de las firmas es una entidad legal separada que no actúa como mandataria de PwCIL ni de cualquier otra firma miembro de la red.

34

Reports on compliance with regulations in force

In accordance with current regulations, we report that, in connection with Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.):

a)	except for its lack of transcription to the book “Inventories and Balances”, the condensed interim financial statements of Edenor S.A. comply, in what is within our competence, with the provisions of the General Companies Law and in the relevant resolutions of the National Securities Commission;
b)	the condensed interim financial statements of Edenor S.A. arise from accounting records kept in their formal aspects in accordance with legal regulations, except for their lack of transcription to the Inventory and Balance Book, and the Daily Book (transcription to the Inventories and Balance CD ROM Book from April to June);
c)	we have read the summary of activity on which, as regards those matters that are within our competence, we have no observations to make;
d)	at June 30, 2021 the liabilities of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) accrued in favor of the Argentine Integrated Social Security System, according to the Company’s accounting records, amounted to ARS$ 333,274,476.53, none of which was claimable at that date.

Autonomous City of Buenos Aires, August 10th, 2021

PRICE WATERHOUSE & CO. S.R.L. (Socio)
C.P.C.E.C.A.B.A T°1 – F°17
Dr. Raúl Leonardo Viglione Contador Público (UCA) C.P.C.E.C.A.B.A. T° 196 F° 169

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - Ciudad de Buenos Aires

T: +(54.11) 4850.6000, F: +(54.11) 4850.6100, www.pwc.com/ar

Price Waterhouse & Co. S.R.L. es una firma miembro de la red global de PricewaterhouseCoopers International Limited (PwCIL). Cada una
de las firmas es una entidad legal separada que no actúa como mandataria de PwCIL ni de cualquier otra firma miembro de la red.

35

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: August 11, 2021